EXHIBIT (21)

SUBSIDIARIES OF REGISTRANT

  The information below is provided, as of March 15, 1995, with respect to the subsidiaries of Registrant. The names of certain inactive subsidiaries and other consolidated subsidiaries of Registrant have been omitted because such subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.


                                                      Percentage of Voting
                           Organized Under            Securities Owned by
Name                       the Laws of                Immediate Parent

Curtiss-Wright Flight      Delaware                         100
  Systems, Inc.

Curtiss-Wright Flight      Ohio                             100
  Systems/Shelby, Inc.

Metal Improvement          Delaware                         100
  Company, Inc.

Target Rock                New York                         100
  Corporation